Filed by Ermenegildo Zegna Holditalia S.p.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Ermenegildo Zegna Holditalia S.p.A.

Form F-4 File No.: 333-259139

The following presentation was made available by Ermenegildo Zegna Holditalia S.p.A. (“Zegna”) and Investindustrial Acquisition Corp. (“IIAC”) to certain potential investors on September 21, 2021. The following presentation contains updates to certain historical financial information of Zegna following completion of the audit in accordance with PCAOB auditing standards of Zegna’s financial statements for the years ended December 31, 2020, 2019 and 2018 included in the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission on August 28, 2021 relating to the business combination between Zegna and IIAC (which registration statement has not yet been declared effective).

A LEADING, MODERN AND INTEGRATED GROUP…

The Group at a glance

€1.2bn
2021E Core revenues

€264m
2021E Core Adj. EBITDA

276[5]
Core Directly Operated Stores (DOS) at 2020 year-end

~6,050
Total employees[6]

~62%
Female employees[6]



Other[2]
1%
Textile & Strategic Alliances
13%
THOM BROWNE. Segment
19%
Revenue split by division (2021E)
ZEGNA Segment
81%
ZEGNA Branded Products[1]
67%



Rest of APAC
9%
Americas
15%
Apparel & Accessories revenue split by region (2021E)[4]
EMEA
25%
Greater China
51%

Ermenegildo Zegna Group

ZEGNA SEGMENT

Zegna
Branded Products[1]

- At the forefront of the modern man
- The New Era: One Brand, One Icon
- Timeless elegance
- ACHILLFARM[3]: Traceable "From Sheep to Shop"

THOM BROWNE SEGMENT

THOM BROWNE. NEW YORK

- "Create something that people want, an idea, commitment"
- Anchored to the product "substance"
- Museum-worth design

Textile & Strategic Alliances

TEXTILE

- Where it all started
- The backbone of the Group's Luxury Laboratory
- Unique raw material sourcing & manufacturing capabilities
- The finest wool in the world

STRATEGIC ALLIANCES

- Craftsmanship excellence on the back of a century-long experience
- Partner of choice of leading luxury brands

Sources: Company information and Company information and Management estimates as of Jun-21 for 2021E Zegna business plan
Notes: See Appendix for important information about Core and other non-IFRS financial metrics
1. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties
2. Includes eliminations for transactions between Zegna Segment and Thom Browne Segment, accounting adjustments and other minor businesses belonging to the Zegna Segment
3. Achillfarm will be demerged as part of the real estate business disposition that is expected to occur prior to the consummation of a potential transaction. Zegna will continue to source raw materials from Achillfarm following such demerger
4. Based on Zegna Branded Products and Thom Browne Segment, excluding Textile & Strategic Alliances
5. Core number of DOS excludes 17 Korea stores, which were converted to franchising in Jan-21, and Agnona stores following disposition
6. As of Jan-21

Ermenegildo Zegna Group

1

CONFIDENTIAL

CONFIDENTIAL

…FIRMLY POSITIONED IN THE STRUCTURALLY ATTRACTIVE LUXURY MARKET

Personal Luxury Goods Market Evolution (€bn)



% Global Market[1]
15%
23%
23-26%
30-33%
CAGR: +6%
CAGR: +8%[2]
76
281
217
295
250
380
360
1996
2019
2020
2021
2025

Key Drivers of Market Growth



Casualisation
Digital & Direct Contact
China
Emotions & Experientiality
Point of View on Future & Inspiration
Generational Shift

Sources: Bain-Altagamma worldwide luxury market monitor, Spring Update 2021 edition for global market size 1996, 2019, 2020E, 2021E; Market estimates for global market size 2025E and for China's share of the global market

Notes:

1. Data for Greater China
2. CAGR calculated using the midpoint values for 2021E and 2025E

Ermenegildo Zegna Group

2

TABLE OF CONTENTS 1. What makes Ermenegildo Zegna Group different 2. Focus on Zegna 3. The Thom Browne factor 4. Key financials overview 5. Transaction structure 3 C CO ON NF FIID DE EN NT TIIA AL LTABLE OF CONTENTS 1. What makes Ermenegildo Zegna Group different 2. Focus on Zegna 3. The Thom Browne factor 4. Key financials overview 5. Transaction structure 3 C CO ON NF FIID DE EN NT TIIA AL L

OUR VISION …AND LET ME TELL YOU WHY WE WERE ALL WEARING A SUIT, AND TODAY I’M NOT… SECTION 1 4 C CO ON NF FIID DE EN NT TIIA AL LOUR VISION …AND LET ME TELL YOU WHY WE WERE ALL WEARING A SUIT, AND TODAY I’M NOT… SECTION 1 4 C CO ON NF FIID DE EN NT TIIA AL L

5 CONFIDENTIAL5 CONFIDENTIAL

Zegna FW 2021 collection 6 CONFIDENTIALZegna FW 2021 collection 6 CONFIDENTIAL

Strong footprint in Greater China Shenzhen MixC Hong Kong Peking Road Hangzhou MixC 7 CONFIDENTIALStrong footprint in Greater China Shenzhen MixC Hong Kong Peking Road Hangzhou MixC 7 CONFIDENTIAL

Thom Browne FW 2021 collection 8 CONFIDENTIAL

Craftsmanship excellence 9 CONFIDENTIALCraftsmanship excellence 9 CONFIDENTIAL

CONFIDENTIAL

THE TEAM



ERMENEGILDO (GILDO) ZEGNA
Group CEO



GIANLUCA TAGLIABUE
Group COO and CFO



EDOARDO ZEGNA
Chief Marketing, Digital and Sustainability Officer



RODRIGO BAZAN
Thom Browne CEO



ALESSANDRO SARTORI
Zegna Artistic Director



THOM BROWNE
Thom Browne Founder & Chief Creative Officer



ANTONIO GATTI
IIAC Advisor
Investindustrial Managing Principal

Ermenegildo Zegna Group

10

1. What makes Ermenegildo Zegna Group different A UNIQUE OPPORTUNITY IN THE LUXURY SPACE 1. HERITAGE AND SUSTAINABILITY AT THE CORE 4. A NATURAL PLATFORM FOR GROWTH IN THE LUXURY SPACE (ZEGNA & THOM BROWNE) 2. THE MADE IN ITALY LUXURY LABORATORY PLATFORM 5. AN EXPERIENCED MANAGEMENT TEAM COMBINING FAMILY AND OUTSIDE TALENT 3. A GLOBAL GROUP AND PIONEER IN CHINA 11 CONFIDENTIAL1. What makes Ermenegildo Zegna Group different A UNIQUE OPPORTUNITY IN THE LUXURY SPACE 1. HERITAGE AND SUSTAINABILITY AT THE CORE 4. A NATURAL PLATFORM FOR GROWTH IN THE LUXURY SPACE (ZEGNA & THOM BROWNE) 2. THE MADE IN ITALY LUXURY LABORATORY PLATFORM 5. AN EXPERIENCED MANAGEMENT TEAM COMBINING FAMILY AND OUTSIDE TALENT 3. A GLOBAL GROUP AND PIONEER IN CHINA 11 CONFIDENTIAL

1.1 What makes Ermenegildo Zegna Group different HERITAGE AND SUSTAINABILITY AT THE CORE ACTIONS SPEAK LOUDER THAN WORDS * *Oasi Zegna will be demerged as part of the real estate business disposition that is expected to occur prior to the consummation of a potential transaction 12 C CO ON NF FIID DE EN NT TIIA AL L

1.2 What makes Ermenegildo Zegna Group different THE MADE IN ITALY LUXURY LABORATORY PLATFORM OUR UNIQUE STORY OF VERTICAL INTEGRATION FROM SHEEP TO SHOP, FROM MEN TO TERRITORY, FROM FACTORY TO PEOPLE This is the original dream of our founder, a fully integrated structure connecting animals to humans, natural environment to local communities, with a short and circular supply chain 13 13 C CO ON NF FIID DE EN NT TIIA AL L1.2 What makes Ermenegildo Zegna Group different THE MADE IN ITALY LUXURY LABORATORY PLATFORM OUR UNIQUE STORY OF VERTICAL INTEGRATION FROM SHEEP TO SHOP, FROM MEN TO TERRITORY, FROM FACTORY TO PEOPLE This is the original dream of our founder, a fully integrated structure connecting animals to humans, natural environment to local communities, with a short and circular supply chain 13 13 C CO ON NF FIID DE EN NT TIIA AL L

1.2 What makes Ermenegildo Zegna Group different

CONFIDENTIAL

THE MADE IN ITALY LUXURY LABORATORY PLATFORM

OUR UNIQUE STORY OF VERTICAL INTEGRATION

OUR OWN LUXURY LABORATORY

~250 people dedicated to R&D[1]

Lanificio Ermenegildo Zegna

BONOTTO

gruppo dondi jersey made in italy

Pettinatura di Verrone

tessitura ubertino

Tessitura di Novara

filati biagioli modesto

Potential new acquisitions

- ✓ Privileged procurement of **finest fibres** and **fabrics**
- ✓ Enhanced **traceability** and **quality control** of the raw material
- ✓ **Diversification** of **exposure** to luxury sector trends
- ✓ **Flexible, circular & sustainable supply chain**

Serving proprietary brands

Zegna

THOM BROWNE. NEW YORK

Potential new acquisitions

Top luxury players as key clients

GUCCI

PRADA

CHANEL

DIOR

BRUNELLO CUCINELLI

TOM FORD

and others

Sources: Company information
Note:
1. As of Jan-21

Ermenegildo Zegna Group

14

1.2 What makes Ermenegildo Zegna Group different

CONFIDENTIAL

THE MADE IN ITALY LUXURY LABORATORY PLATFORM

OUR KEY INNOVATION INITIATIVES

#UseTheExisting

making the dream of zero waste possible


Threads
15% waste
Fabric
cut outs
15% waste
Garments
15% waste
01
Prime Matter
Modify
Reuse
Upcycle
This is
#UseTheExisting
03
End of life
02
Creation

"This garment includes natural discarded materials, which have been reused with innovative processes"

Made-to-Measure

the king of services



- *MtM garment in <4 weeks*
- *~10% of Zegna Branded Products revenues with an efficient business model and no waste*
- *From formal to leisurewear & accessories*

Digitalization of the garment

from design, to sampling and customer customization


1
SWATCHBOOK
2
PATTERN-BASED
3D SAMPLES
3
UPLOAD GARMENTS
RENDERING
4
VIRTUAL FITTING
5
CONSUMER
AVATARS

Ermenegildo Zegna Group

Sources: Company information

15

1.3 What makes Ermenegildo Zegna Group different

CONFIDENTIAL

A GLOBAL GROUP AND PIONEER IN CHINA

Zegna Group presence in Greater China

Zegna Group 2021E Apparel & Accessories revenue[1] split by region (€m)


Rest of APAC
9%
Greater China
51%
Americas
15%
€1,041m[1]
EMEA
25%
~2x larger penetration in Greater China vs. the market

1990s
Launched in China

104
DOS footprint in Greater China[2]

Global Personal Luxury Goods Market in 2021E (€bn)


Greater China
23-26%
€250-295bn

In the medium term

Chinese consumers will represent 46-48% of the global personal luxury goods market in 2025E[5]

Zegna brand performance in China vs. Selected Peers[3]


Brand Awareness
97%
97%
96%
86%
92% Gen Z awareness
86% Millennials awareness
73%
72%
71%
Ermenegildo Zegna


Net Promoter Score[4]
50%
49%
43%
41%
38%
22%
22%
Ermenegildo Zegna

Sources: Management estimates as of Jun-21 for 2021E Zegna business plan, global market estimates and respective split by geography; Kantar 2021 Survey for brand awareness and NPS scores,

Notes:
1. Based on Zegna Branded Products and Thom Browne Segment, excluding Textile & Strategic Alliances
2. Estimated number of Zegna and Thom Browne DOS at 2021 year end
3. Selected peers only, including Gucci, Hermès, Louis Vuitton, Moncler, Brunello Cucinelli and Loro Piana
4. % resulting from subtracting the % of brand detractors from the % of brand promoters. Brand promoters and detractors are determined through a survey measuring on a scale from 0 to 10 how likely a consumer is to recommend a brand to a friend or a colleague (from 0 to 6 is a detractor; from 9 to 10 is a promoter)
5. Based on Bain-Altagamma worldwide luxury market monitor, 2020 edition; Chinese consumers demand over both purchases at home and travel

Ermenegildo Zegna Group

16

1.4 What makes Ermenegildo Zegna Group different

CONFIDENTIAL

A NATURAL PLATFORM FOR GROWTH IN THE LUXURY SPACE

WHY THOM BROWNE?

- Increase exposure to a new younger customer base
- Established iconic brand with strong growth potential
- Potential across channels (*DTC*[2]) and categories (*Womenswear & Accessories*)
- Leverage on and further develop digital strength

THOM BROWNE. NEW YORK


(Revenues, US$m)1
~2x
139
271
Before acquisition
(2018A)
Today
(2021E)

The benefits of the Ermenegildo Zegna Group Platform:

- ✓ Fully-fledged "modular" luxury laboratory
- ✓ Primary knowledge of the Chinese market
- ✓ Capabilities to act as technology layer
- ✓ Scalability, industrial and retail expertise

Source: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan
Notes:
1. Including royalties
2. Stands for "direct-to-consumer"

Ermenegildo Zegna Group

17

Focus on Zegna SECTION 2 18 C CO ON NF FIID DE EN NT TIIA AL LFocus on Zegna SECTION 2 18 C CO ON NF FIID DE EN NT TIIA AL L

2. Focus on Zegna

ZEGNA BELONGS TO TODAY
THE (RE)SET


FROM STATUS...
...TO COMFORT
May 2021 YTD Luxury Leisurewear @ 51%

	2016A	2019A	2023E
ZEGNA LUXURY LEISUREWEAR	38%	45%	53%
ZEGNA LEATHER ACCESSORIES[1]	15%	14%	17%
ZEGNA FORMALWEAR	44%	38%	27%

as a % of revenues[2]

At the forefront of the modern man – from tailoring to leisurewear

Sources: Company information and Management estimates as of Jun-21 for 2023E Zegna business plan
Notes:
1. Shoes, belts, bags and small and large leather goods
2. Based on Zegna Branded Products revenues (including Licensed goods, Royalties and other Zegna Branded Products that, in addition to the above-mentioned categories, are worth ca. 3% on revenues)

Zegna

CONFIDENTIAL

19

2. Focus on Zegna ZEGNA BELONGS TO TODAY THE (RE)SET In order to retain its relevance, strengthen positioning and attract new customers, we believe a brand needs to… A B C …create iconic products …focus on being recognized visually …attract new customers that define you ONE BRAND ONE MESSAGE WITH RECOGNIZABLE SIGNS Source: Company information 20 CONFIDENTIAL2. Focus on Zegna ZEGNA BELONGS TO TODAY THE (RE)SET In order to retain its relevance, strengthen positioning and attract new customers, we believe a brand needs to… A B C …create iconic products …focus on being recognized visually …attract new customers that define you ONE BRAND ONE MESSAGE WITH RECOGNIZABLE SIGNS Source: Company information 20 CONFIDENTIAL

2.A Focus on Zegna ZEGNA BELONGS TO TODAY THE NEW ERA TODAY TOMORROW ONE BRAND A STRONG SINGLE BRAND, WITH A NEW SIGNIFIER EXPECTED TO BE LAUNCHED IN Q4 2021 Source: Company information 21 21 CONFIDENTIAL2.A Focus on Zegna ZEGNA BELONGS TO TODAY THE NEW ERA TODAY TOMORROW ONE BRAND A STRONG SINGLE BRAND, WITH A NEW SIGNIFIER EXPECTED TO BE LAUNCHED IN Q4 2021 Source: Company information 21 21 CONFIDENTIAL

2.B Focus on Zegna

ZEGNA BELONGS TO TODAY

CREATING ICONS

The Triple Stitch: a successful iconic product delivering superior growth

Triple Stitch sneakers have been extremely successful, as demonstrated by the superior growth they generated across channels despite COVID-19

Triple Stitch collection		
2019	2020	2021E


pairs sold
(thousands, globally)[1]
14.8
16.7
52.5
+88% CAGR

Zegna

Source: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan

Note:

1. Based on Retail and Wholesale revenues


Walk On Air.
Wear It Anywhere.
The Triple Stitch Sneaker
Zegna
Walk On Air.
Our iconic Triple Stitch Sneaker reaches new heights of luxury with its updated suede colours and flexible construction that is extremely lightweight.
A Step Up In Comfort.

22

2.C Focus on Zegna

CONFIDENTIAL

ZEGNA BELONGS TO TODAY
ATTRACTING NEW CUSTOMERS

The ZEGNA X FEAR OF GOD collaboration - Some data points on a successful recent initiative

Key KPIs


TIME
THE 100 MOST INFLUENTIAL PEOPLE

Organic reach of **100 million users**

Acquired **15,000 new younger Fear Of God users** aged 18-34

Collection revenues split

FEAR OF GOD
EXCLUSIVELY FOR
Ermenegildo Zegna

By region (%)[1]


REST OF APAC 10%
EMEA 10%
AMERICAS 18%
GREATER CHINA 62%

By channel[1] (%)


OFFLINE 62%
ONLINE 38%

By customer base (%)


EXISTING CUSTOMERS (AOV[2] €1,800) 12%
NEW CUSTOMERS (AOV[2] €1,000) 88%

Best selling items


Ermenegildo Zegna
FEAR OF GOD





Sold out after 2 days

Zegna

Sources: Company information
Note:
1. Refers to DTC only
2. Stands for "Average Order Value"

23

The Thom Browne factor SECTION 3 24 CONFIDENTIALThe Thom Browne factor SECTION 3 24 CONFIDENTIAL

3. The Thom Browne factor DISTINCTIVE MODERN LUXURY The Thom Browne Team Sources: Company information 25 CONFIDENTIAL3. The Thom Browne factor DISTINCTIVE MODERN LUXURY The Thom Browne Team Sources: Company information 25 CONFIDENTIAL

3. The Thom Browne factor

DISTINCTIVE MODERN LUXURY



Womenswear as % of revenues
26%
30%
38%
~25% CAGR
~15% CAGR
Revenues (US$m)[1]
139
271
361
Before acquisition (2018A)
Today (2021E)
Tomorrow (2023E)
Adj. EBIT as % of revenues
~10%[2]
+~4%
14%
+~4%
18%
Total retail network[3]
32
+44
76
+25
101

The benefits of a strong fit with the Zegna platform

- ✓ Full integration with Zegna's luxury laboratory
- ✓ Embodies Zegna's innovation and digital initiatives
- ✓ Successfully leveraged Zegna's primary knowledge of the Chinese market

Source: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan
Notes: See Appendix for important information about Core and other non-IFRS financial metrics
1. Includes royalties
2. Includes the impact of an €8m charge recognized in the 2019 profit and loss relating to the purchase price step-up of the fair value of the inventory in 2019 as part of the PPA of the Thom Browne acquisition
3. Includes DOS, franchised and travel retail stores, as well as shop-in-shop concessions

THOM BROWNE.
NEW YORK



26

3. The Thom Browne factor DISTINCTIVE MODERN LUXURY A creative, thought-provoking designer with a strong tailoring aesthetic, Thom Browne is recognized for creating and establishing a new silhouette in menswear Sources: Company information 27 27 CONFIDENTIAL3. The Thom Browne factor DISTINCTIVE MODERN LUXURY A creative, thought-provoking designer with a strong tailoring aesthetic, Thom Browne is recognized for creating and establishing a new silhouette in menswear Sources: Company information 27 27 CONFIDENTIAL

3. The Thom Browne factor DISTINCTIVE MODERN LUXURY Craftmanship Sources: Company information 28 CONFIDENTIAL

3. The Thom Browne factor DISTINCTIVE MODERN LUXURY Brand awareness Cardi B Danai Gurira Maisie Williams Janelle Monàe OBJ Timothée Chalamet Pusha T Cole Sprouse Brie Larson Xiao Wen Ju Kristen Stewart Liu Wen LaKeith Stanfield Lee Pace LeBron James BTS Sources: Company information 29 CONFIDENTIAL3. The Thom Browne factor DISTINCTIVE MODERN LUXURY Brand awareness Cardi B Danai Gurira Maisie Williams Janelle Monàe OBJ Timothée Chalamet Pusha T Cole Sprouse Brie Larson Xiao Wen Ju Kristen Stewart Liu Wen LaKeith Stanfield Lee Pace LeBron James BTS Sources: Company information 29 CONFIDENTIAL

Rodrigo Bazan to review 3. The Thom Browne factor DISTINCTIVE MODERN LUXURY The store is unexpected, yet designed to feel like the interior of a home; always protected from view with either venetian blinds or a marble façade Sources: Company information 30 30 CONFIDENTIAL CONFIDENTIALRodrigo Bazan to review 3. The Thom Browne factor DISTINCTIVE MODERN LUXURY The store is unexpected, yet designed to feel like the interior of a home; always protected from view with either venetian blinds or a marble façade Sources: Company information 30 30 CONFIDENTIAL CONFIDENTIAL

Company/Rodrigo to review 3. The Thom Browne factor HOW WE WILL GROW THE THOM BROWNE BRAND Expansion Womenswear of clients Brand awareness & Accessories • Continue the successful • Pursue a very significant • Expand significantly development of our expansion of clients, brand awareness and product strategies with without losing the current customer base further growth in very loyal and significant Womenswear and client base Accessories • Customer Value Management program “Thomness” Wholesale DTC growth • Continue to play a unique • Continue to build most of the • Maintain wholesale with expression of classic/highly growth in DTC, both in retail limited volume to use as creative, tailoring/sportswear, and very successful e- platform for global visibility modernity/mid-century business through various and awareness inspired and most importantly platforms catering to very wide range of clients Source: Company information 31 31 CONFIDENTIAL

Key financials overview SECTION 4 32 CONFIDENTIALKey financials overview SECTION 4 32 CONFIDENTIAL

4. Key financials overview

CONFIDENTIAL

ZEGNA GROUP'S NUMBERS AT A GLANCE

Ermenegildo Zegna Group

2021E Core revenues[1] €1,207m	2021E Greater China share of Apparel & Accessories revenues[2] 51% *(vs. 41% in 2019)*
2021E Core Adj. EBITDA €264m	2021E DTC[3] share of Apparel & Accessories revenues[2] 77% *(vs. 74% in 2019)*
2021E Core Adj. EBIT €111m	2021E Core net financial indebtedness[4] €84m

Sources: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan
Notes: See Appendix for important information about Core and other non-IFRS financial metrics
1. Includes €8m eliminations between Segments
2. Based on Zegna Branded Products and Thom Browne Segment, excluding Textile & Strategic Alliances
3. Includes e-commerce revenues
4. Computed as (+) debt items (-) cash items; includes €92m one-off cash outflows, i.e. €43m related to purchase price and related charges for the acquisition of 50% of the New Bond Street (London) building, €6m cash contribution to Agnona, €32m related to the acquisition of a 5% stake in Thom Browne and €11m impact from Ubertino's 60% stake acquisition and Biagioli's 40% stake acquisition; does not include the €9.6m cash-out related to the purchase of an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. to be paid by the end of 2021

Ermenegildo Zegna Group

33

4. Key financials overview

CONFIDENTIAL

ZEGNA GROUP'S KEY BUSINESS PLAN GROWTH LEVERS

Key positive market tailwinds	Key growth levers	Brand	Detail by brand	
Casualisation	1 PRODUCT CATEGORIES	Zegna	Luxury Leisurewear & Leather Accessories	
	+	THOM BROWNE. NEW YORK	Womenswear and accessories	
Digital & Direct Contact	2 CHANNEL MIX	Zegna	Retail footprint optimization & digital acceleration	
	+	THOM BROWNE. NEW YORK	Direct-to-consumer (DTC) expansion (retail & online)	
China	3 GEOGRAPHICAL FOOTPRINT	Zegna	China leadership and domestic customers growth in Americas and EMEA	
	=	THOM BROWNE. NEW YORK	Global brand awareness push	
	PROFITABILITY	Zegna	Pricing leverage	Revenues density increase Cost efficiency
		THOM BROWNE. NEW YORK	Pricing / Channel mix	Scale

Sources: Company information, Bain-Altagamma worldwide luxury market monitor, Spring Update 2021 edition

Ermenegildo Zegna Group

34

4. Key financials overview ZEGNA GROUP KEY FINANCIALS Core revenues (€m) Core Adj. EBIT (€m) +11% (23%) +20% +11% +10% 9% 9% 2% 9% 11% 12% including Thom Browne 12 1 months contribution 1,476 173 1,342 1,271 1,306 142 1,207 1,173 1 112 111 1,005 109 24 2018A 2019A 2020A 2021E 2022E 2023E 2018A 2019A 2020A 2021E 2022E 2023E 262 282 193 264 312 354 2 x% x% x Core revenues y-o-y growth (%) Core Adj. EBIT margin (%) Core Adj. EBITDA (€m) Sources: Company information and Management estimates as of Jun-21 for 2021E-2023E Zegna business plan Notes: See Appendix for important information about Core and other non-IFRS financial metrics 1. Reported figures include 1 month contribution from Thom Browne in 2018, given it was consolidated in Zegna Group financials starting from 30-Nov-18 35 2. Defined as Core Adj. EBIT / Core revenues CONFIDENTIAL

4. Key financials overview ZEGNA GROUP CURRENT TRADING (2021 vs 2019) (8%) Core revenues (€m, at actual currency) 1,306 1,207 • Q1 21 at -4% vs Q1 19 • Apr-May 21 in acceleration: flat performance vs Apr-May 19 (2%) 508 497 2019A 2021A 2019A 2021E May-YTD Full Year Sources: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan Note: See Appendix for important information about Core and other non-IFRS financial metrics 36 CONFIDENTIAL4. Key financials overview ZEGNA GROUP CURRENT TRADING (2021 vs 2019) (8%) Core revenues (€m, at actual currency) 1,306 1,207 • Q1 21 at -4% vs Q1 19 • Apr-May 21 in acceleration: flat performance vs Apr-May 19 (2%) 508 497 2019A 2021A 2019A 2021E May-YTD Full Year Sources: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan Note: See Appendix for important information about Core and other non-IFRS financial metrics 36 CONFIDENTIAL

4. Key financials overview

ZEGNA GROUP

CORE REVENUES EVOLUTION BY PRODUCT CATEGORY (€m)



+3.1% CAGR
CAGR 2019A-23E
growth mostly driven by knitwear, outerwear, jersey, "new jackets" and "new trousers"
growth mostly driven by sneakers
Zegna Branded Products¹
growth mostly driven by further DTC, womenswear and accessories expansion
€94m including intercompany Textile sales to the Zegna and Thom Browne brands
Textile & Strategic Alliances 206
Zegna Branded Products¹ 921
1,306
97
110
161
28
351
129
413
18
1,207
75
76
230
19
249
120
423
15
151
811
95
45
12
9
76
28
4
1,476
54
126
306
27
261
165
518
19
180
972
(14%)
+4%
+17%
(0%)
(7%)
+6%
+6%
2019A
2021E
Zegna Luxury Leisurewear
Zegna Leather Accessories
Zegna Formalwear
Other Zegna Branded Products ²
Thom Browne
Textile & Strategic Alliances
Other minor ³
2023E
Zegna Luxury Leisurewear
Zegna Leather Accessories
Zegna Formalwear
Other Zegna Branded Products²
Thom Browne
Textile & Strategic Alliances
Other minor³
Textile
Strategic Alliances

Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan
Notes: See Appendix for important information about Core and other non-IFRS financial metrics
1. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties
2. Includes licensed goods, royalties and other Zegna products
3. Includes eliminations for transactions between Zegna Segment and Thom Browne Segment, and other minor business belonging to the Zegna Segment

Ermenegildo Zegna Group

37

CONFIDENTIAL

4. Key financials overview

ZEGNA GROUP

CORE REVENUES EVOLUTION BY GEOGRAPHY (€m)



+3.1% CAGR
CAGR 2019A-23E
Textile & Strategic Alliances 206
1,306
18
97
110
213
302
126
441
41%
1,207
15
151
75
76
155
260
96
530
51%
60
44
88
45
28
4
return to pre-COVID levels
Americas decline vs. 2019 Wholesale (and FX)
1,476
19
180
54
126
200
348
140
590
46%
(14%)
+4%
(2%)
+4%
+3%
+8%
2019A
2021E
Greater China
Rest of APAC
EMEA
Americas
Textile & Strategic Alliances
Other minor[1]
2023E
Greater China
Rest of APAC
EMEA
Americas
Textile & Strategic Alliances
Other minor[1]
Textile
Strategic Alliances
x
Greater China revenues as a % of Apparel & Accessories revenues[2]

Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan

Notes: See Appendix for important information about Core and other non-IFRS financial metrics

1. Includes eliminations for transactions between Zegna Segment and Thom Browne Segment, and other minor business belonging to the Zegna Segment
2. Based on Zegna Branded Products and Thom Browne Segment, excluding Textile & Strategic Alliances

Ermenegildo Zegna Group

38

CONFIDENTIAL

4. Key financials overview

CONFIDENTIAL

ZEGNA GROUP

CORE ADJ. EBIT EVOLUTION

Dec-YE	From 2019A to 2020A Adj. EBIT COVID-19 Breakup	From 2020A to 2021E Adj. EBIT Recovery Phase	From 2021E to 2023E Adj. EBIT Expansion Phase
Starting Core Adj. EBIT	2019A €112m (9%)	2020A €24m (2%)	2021E €111m (9%)
Δ revenues	↓↓↓↓ ~(€300m)	↑↑↑ ~+€200m	↑↑↑↑ ~+€270m
Δ gross margin[1] %	↓ Spring 2020 inventory impact	↑ Country & Channel mix	↑ Price increase & Product mix
Δ opex[2]	↑↑↑ Cost efficiency (contingent and structural)	↓ Slight bounce-back of costs, but still structurally below 2019	↓↓ Positive leverage with cost increase (marketing, digital, retail expansion) at a lower growth rate than revenues
Ending Core Adj. EBIT	2020A €24m (2%)	2021E €111m (9%)	2023E €173m (12%)

20XX Reference year | (x) Core Adj. EBIT margin[3] (%) | ↑ Positive impact on Adj. EBIT | ↓ Negative impact on Adj. EBIT

Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan
Notes: See Appendix for important information about Core and other non-IFRS financial metrics
1. Defined as revenues net of cost of goods sold and charges related to obsolete stock
2. Defined as selling expenses, general & administrative expenses, marketing cost and depreciation not included in cost of goods sold
3. Defined as Core Adj. EBIT / Core revenues

Ermenegildo Zegna Group

39

4. Key financials overview

CONFIDENTIAL

FOCUS ON ZEGNA SEGMENT[1]

KEY FINANCIALS


Core revenues (€m)
(0%)
(28%)
+18%
+10%
+9%
2021E-23E CAGR: +9%
1,153
1,150
834
985
1,082
1,179
2018A
2019A
2020A
2021E
2022E
2023E
x%
Core revenues y-o-y growth


Core Adj. EBIT (€m)
9%
8%
n.m.
8%
9%
10%
2021E-23E CAGR: +22%
108
97
(5)
80
96
119
2018A
2019A
2020A
2021E
2022E
2023E
x%
Core Adj. EBIT margin[2]

Zegna

Sources: Company information and Management estimates as of Jun-21 for 2021E-2023E Zegna business plan
Note: See Appendix for important information about Core and other non-IFRS financial metrics
1. The Zegna Segment includes Zegna Branded Products, Textile and Strategic Alliances, accounting adjustments and others
2. Defined as Core Adj. EBIT / Core revenues

40

4. Key financials overview FOCUS ON THOM BROWNE SEGMENT KEY FINANCIALS Revenues (€m) Adj. EBIT (€m) 1 2 +37% +12% +28% +17% +14% n.m. 10% 16% 14% 17% 18% 306 268 55 230 46 including Thom Browne 3 12 months contribution 180 161 31 29 117 • 2 Thom Browne consolidated 16 since 30-Nov-18 19 3 19 n.m. 2018A 2019A 2020A 2021E 2022E 2023E 2018A 2019A 2020A 2021E 2022E 2023E x% x% 4 Revenues y-o-y growth Adj. EBIT margin Sources: Company information and Management estimates as of Jun-21 for 2021E-2023E Zegna business plan Notes: See Appendix for important information about Core and other non-IFRS financial metrics 1. Y-o-y growth on full 12 months 2018A Thom Browne contribution 41 2. Includes the impact of an €8m charge recognized in the 2019 profit and loss relating to the purchase price step-up of the fair value of the inventory in 2019 as part of the PPA of the Thom Browne acquisition 3. Reported figures include 1 month contribution from Thom Browne in 2018, given it was consolidated in Zegna Group financials starting 30-Nov-18; EBIT 1-month contribution for 2018 of €1m 4. Defined as Adj. EBIT / Revenues CONFIDENTIAL4. Key financials overview FOCUS ON THOM BROWNE SEGMENT KEY FINANCIALS Revenues (€m) Adj. EBIT (€m) 1 2 +37% +12% +28% +17% +14% n.m. 10% 16% 14% 17% 18% 306 268 55 230 46 including Thom Browne 3 12 months contribution 180 161 31 29 117 • 2 Thom Browne consolidated 16 since 30-Nov-18 19 3 19 n.m. 2018A 2019A 2020A 2021E 2022E 2023E 2018A 2019A 2020A 2021E 2022E 2023E x% x% 4 Revenues y-o-y growth Adj. EBIT margin Sources: Company information and Management estimates as of Jun-21 for 2021E-2023E Zegna business plan Notes: See Appendix for important information about Core and other non-IFRS financial metrics 1. Y-o-y growth on full 12 months 2018A Thom Browne contribution 41 2. Includes the impact of an €8m charge recognized in the 2019 profit and loss relating to the purchase price step-up of the fair value of the inventory in 2019 as part of the PPA of the Thom Browne acquisition 3. Reported figures include 1 month contribution from Thom Browne in 2018, given it was consolidated in Zegna Group financials starting 30-Nov-18; EBIT 1-month contribution for 2018 of €1m 4. Defined as Adj. EBIT / Revenues CONFIDENTIAL

Transaction structure SECTION 5 42 CONFIDENTIALTransaction structure SECTION 5 42 CONFIDENTIAL

5. Transaction structure and valuation TRANSACTION STRUCTURE Sources & Uses Key Transaction Highlights Sources ($m) Uses ($m) Headline Valuation Existing Shareholders Rollover Equity 1,554 Existing Shareholders Rollover Equity 1,554 5 $3,156m ~18x Cash in Trust 403 Primary Proceeds 261 1,11 2,11 Core Enterprise Value 2022E Adj. EBIT Multiple 3 6 PIPE 250 Secondary Proceeds 549 4 7 FPA 226 Estimated Transaction Fees and Expenses 69 $2,497m 11 Core Equity Value Total 2,433 Total 2,433 5 Pro Forma Ownership and Equity Valuation (at $10.0 per share, assuming no redemptions) ~62% Zegna Shareholders Ownership Management Grants Pro Forma Ownership NOSH (m) Value ($m) 0.6% PIPE Investors 8 Zegna Shareholders 155.4 1,554 10.0% 9 IIAC Sponsor 27.5 275 IIAC Public Financing Details Shareholders Zegna IIAC Public Shareholders 40.3 403 16.1% 8 Shareholders PIPE Investors 25.0 250 62.2% $403m+$226m $250m 9 IIAC Sponsor 4 3 Management Grants 1.5 15 SPAC Size + FPA PIPE Size 11.0% Total 249.7 2,497 6 $261m ~$549m 10 50% Sponsor promote shares not immediately available upon Closing, but subject to vesting conditions — 5 Primary Proceeds Secondary Proceeds thus signaling full conviction and alignment on business prospects Notes: See Appendix for important information about Core and other non-IFRS financial metrics; totals might be affected by rounding st, 1. Includes core Net Financial Indebtedness and debt-like items as of December 31 2020, as well as adjustments for one-off cash outflows taking place in 2021 such as the cash contributions related to the New Bond Street (London) Building, Agnona and the acquisitions of a 5% stake in Thom Browne, a 60% stake in Ubertino and a 40% stake in Biagioli; does not include the €9.6m cash-out related to the purchase of an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. to be paid by the end of 2021 2. Adj. EBIT estimates used in computing the multiple include Ubertino’s and Biagioli’s forecasted EBIT contribution 3. Pursuant to the PIPE Financing, Zegna has agreed to issue and sell to PIPE Investors an aggregate of 25,000,000 Ordinary Shares at $10.00 per share for an aggregate purchase price of $250,000,000; PIPE includes subscriptions made by certain directors and officers of Zegna and Thom Browne, as well as approx. $6.2m invested by an independently managed investment subsidiary of Investindustial VII L.P., in addition to the FPA commitment 4. Under the Forward Purchase Agreement, as amended, the FPA Purchaser will purchase 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement; the dollar amount listed in the chart is for illustrative purposes only and assumes a EUR:USD exchange rate of 1.227, being the publicly available EUR:USD exchange rate on December 31, 2020 (the “Balance Sheet Exchange Rate”) 5. Illustrative $10 share price, assuming no redemptions on SPAC shares; excludes 13.4m public warrants, 6.7m private placement warrants and any warrants granted to post-closing directors of Ermenegildo Zegna Group (each warrant struck at $11.50); free float of 26.5%, which includes 40.3m SPAC shares, 25.0m PIPE shares (net of 0.62m shares invested in the PIPE by an independently managed investment subsidiary of Investindustrial VII L.P. in addition to FPA commitment) and an additional 1.5m shares issued as management grants and excluding potential additional shares to be issued after the exercise of warrants 6. Under the Business Combination Agreement, Zegna will repurchase 54,600,000 Ordinary Shares from Monterubello, in exchange for €455,000,000. The dollar amount listed in the chart is for illustrative purposes only and assumes the Balance Sheet Exchange Rate for Forward Purchase funds used for the Share Repurchase and a EUR:USD exchange rate of 1.192, being the foreign currency exchange rate to be paid as of the last business day in November 2021 (the “Hedge Exchange Rate”) for cash held in the Trust Account used for the Share Repurchase 7. Represents the total estimated transaction fees and expenses incurred by IIAC and Zegna as part of the Business Combination. Transaction fees and expenses were incurred in both dollars and euros. Transaction fees and expenses incurred in euros are listed in the chart in dollars for illustrative purposes only and assume the Balance Sheet Exchange Rate; includes applicable VAT 43 8. Excludes shares to be issued to certain Zegna Shareholders in connection with the PIPE Financing or as management grants 9. Includes shares to be issued to the IIAC sponsor, to the FPA Purchaser and to the Other Class B Shareholders but excluding shares to be issued to them in connection with the PIPE Financing 10. 35% of the Sponsor promote shares will vest when the stock price equals or exceeds $12.50, whilst 15% of the Sponsor promote shares will vest when the stock price equals or exceeds $15.00 11. For valuation purposes, Core Enterprise Value, Core Equity Value and 2022E Adj. EBIT Multiple are based on a reference EUR:USD exchange rate of 1.20 in line with the Term Sheet and the Business Combination Agreement CONFIDENTIAL5. Transaction structure and valuation TRANSACTION STRUCTURE Sources & Uses Key Transaction Highlights Sources ($m) Uses ($m) Headline Valuation Existing Shareholders Rollover Equity 1,554 Existing Shareholders Rollover Equity 1,554 5 $3,156m ~18x Cash in Trust 403 Primary Proceeds 261 1,11 2,11 Core Enterprise Value 2022E Adj. EBIT Multiple 3 6 PIPE 250 Secondary Proceeds 549 4 7 FPA 226 Estimated Transaction Fees and Expenses 69 $2,497m 11 Core Equity Value Total 2,433 Total 2,433 5 Pro Forma Ownership and Equity Valuation (at $10.0 per share, assuming no redemptions) ~62% Zegna Shareholders Ownership Management Grants Pro Forma Ownership NOSH (m) Value ($m) 0.6% PIPE Investors 8 Zegna Shareholders 155.4 1,554 10.0% 9 IIAC Sponsor 27.5 275 IIAC Public Financing Details Shareholders Zegna IIAC Public Shareholders 40.3 403 16.1% 8 Shareholders PIPE Investors 25.0 250 62.2% $403m+$226m $250m 9 IIAC Sponsor 4 3 Management Grants 1.5 15 SPAC Size + FPA PIPE Size 11.0% Total 249.7 2,497 6 $261m ~$549m 10 50% Sponsor promote shares not immediately available upon Closing, but subject to vesting conditions — 5 Primary Proceeds Secondary Proceeds thus signaling full conviction and alignment on business prospects Notes: See Appendix for important information about Core and other non-IFRS financial metrics; totals might be affected by rounding st, 1. Includes core Net Financial Indebtedness and debt-like items as of December 31 2020, as well as adjustments for one-off cash outflows taking place in 2021 such as the cash contributions related to the New Bond Street (London) Building, Agnona and the acquisitions of a 5% stake in Thom Browne, a 60% stake in Ubertino and a 40% stake in Biagioli; does not include the €9.6m cash-out related to the purchase of an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. to be paid by the end of 2021 2. Adj. EBIT estimates used in computing the multiple include Ubertino’s and Biagioli’s forecasted EBIT contribution 3. Pursuant to the PIPE Financing, Zegna has agreed to issue and sell to PIPE Investors an aggregate of 25,000,000 Ordinary Shares at $10.00 per share for an aggregate purchase price of $250,000,000; PIPE includes subscriptions made by certain directors and officers of Zegna and Thom Browne, as well as approx. $6.2m invested by an independently managed investment subsidiary of Investindustial VII L.P., in addition to the FPA commitment 4. Under the Forward Purchase Agreement, as amended, the FPA Purchaser will purchase 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement; the dollar amount listed in the chart is for illustrative purposes only and assumes a EUR:USD exchange rate of 1.227, being the publicly available EUR:USD exchange rate on December 31, 2020 (the “Balance Sheet Exchange Rate”) 5. Illustrative $10 share price, assuming no redemptions on SPAC shares; excludes 13.4m public warrants, 6.7m private placement warrants and any warrants granted to post-closing directors of Ermenegildo Zegna Group (each warrant struck at $11.50); free float of 26.5%, which includes 40.3m SPAC shares, 25.0m PIPE shares (net of 0.62m shares invested in the PIPE by an independently managed investment subsidiary of Investindustrial VII L.P. in addition to FPA commitment) and an additional 1.5m shares issued as management grants and excluding potential additional shares to be issued after the exercise of warrants 6. Under the Business Combination Agreement, Zegna will repurchase 54,600,000 Ordinary Shares from Monterubello, in exchange for €455,000,000. The dollar amount listed in the chart is for illustrative purposes only and assumes the Balance Sheet Exchange Rate for Forward Purchase funds used for the Share Repurchase and a EUR:USD exchange rate of 1.192, being the foreign currency exchange rate to be paid as of the last business day in November 2021 (the “Hedge Exchange Rate”) for cash held in the Trust Account used for the Share Repurchase 7. Represents the total estimated transaction fees and expenses incurred by IIAC and Zegna as part of the Business Combination. Transaction fees and expenses were incurred in both dollars and euros. Transaction fees and expenses incurred in euros are listed in the chart in dollars for illustrative purposes only and assume the Balance Sheet Exchange Rate; includes applicable VAT 43 8. Excludes shares to be issued to certain Zegna Shareholders in connection with the PIPE Financing or as management grants 9. Includes shares to be issued to the IIAC sponsor, to the FPA Purchaser and to the Other Class B Shareholders but excluding shares to be issued to them in connection with the PIPE Financing 10. 35% of the Sponsor promote shares will vest when the stock price equals or exceeds $12.50, whilst 15% of the Sponsor promote shares will vest when the stock price equals or exceeds $15.00 11. For valuation purposes, Core Enterprise Value, Core Equity Value and 2022E Adj. EBIT Multiple are based on a reference EUR:USD exchange rate of 1.20 in line with the Term Sheet and the Business Combination Agreement CONFIDENTIAL

THANK YOU 44 CONFIDENTIAL

Appendix 45 CONFIDENTIALAppendix 45 CONFIDENTIAL

CONFIDENTIAL

ZEGNA GROUP'S KEY FINANCIALS

Ermenegildo Zegna Group (€m)

2021E Core revenues[1]	2021E Greater China share of Apparel & Accessories revenues[2]	2021E DTC[3] share of Apparel & Accessories revenues[2]	2021E Core Adj. EBITDA	2021E Core Adj. EBIT	2021E Core net financial indebtedness[4]
€1,207m	51% *(vs. 41% in 2019)*	77% *(vs. 74% in 2019)*	€264m	€111m	€84m

Zegna Segment (€m)[6]

2021E Core revenues	2021E Core Adj. EBITDA	2021E Core Adj. EBIT
€985m	€207m	€80m

2021E DTC revenues[3] *(% of Zegna Branded Product revenues[5])*	2021E Luxury Leisurewear and Leather Accessories *(% of Zegna Branded Products revenues[5])*	sneaker revenues CAGR 2021E-23E
84%	67% *(vs. 53% in 2016)*	+17%

THOM BROWNE NEW YORK Segment (€m)[7]

2021E Revenues	2021E Adj. EBITDA	2021E Adj. EBIT
€230m	€57m	€31m

2021E DTC revenues[3] *(% of Thom Browne revenues)*	revenues CAGR 2018A-21E	2021E womenswear revenues *(% of Thom Browne revenues)*
49%	+24%	30% *(vs. 19% in 2016)*

Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan
Notes: See Glossary for relevant definitions
1. Includes €8m eliminations between Segments
2. Based on Zegna Branded Products and Thom Browne Segment, excluding Textile & Strategic Alliances
3. Includes e-commerce revenues
4. Computed as (+) debt items (-) cash items; includes €92m one-off cash outflows, i.e. €43m related to purchase price and related charges for the acquisition of 50% of the New Bond Street (London) building, €6m cash contribution to Agnona, €32m related to the acquisition of a 5% stake in Thom Browne and €11m impact from Ubertino's 60% stake acquisition and Biagioli's 40% stake acquisition; does not include the €9.6m cash-out related to the purchase of an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. to be paid by the end of 2021
5. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties
6. The Zegna Segment includes Zegna Branded Products, Textile and Strategic Alliances, accounting adjustments and others
7. Includes Thom Browne business

Ermenegildo Zegna Group

46

CONFIDENTIAL

ZEGNA GROUP

CORE REVENUES EVOLUTION BY CHANNEL (€m)



+3.1% CAGR
CAGR 2019A-23E
Textile & Strategic Alliances 206
1,306
97
18
110
277
804
2019A
1,207
75
15
151
76
243
798
2021E
164
growth mostly driven by Thom Browne roll-out, Zegna productivity and digital for both segments
DTC
74
driven by Thom Browne Wholesale growth and Zegna recovery (close to 2019 levels); Travel Retail as a key factor in APAC
Wholesale 1
28
Textile & Strategic Alliances
4
Other minor 2
1,476
180
54
19
126
317
961
2023E
(14%)
+4%
+3%
+5%
DTC
Wholesale1
Textile & Strategic Alliances
Other minor2
Textile
Strategic Alliances

Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan
Notes: See Glossary for relevant definitions
1. Also includes royalties
2. Includes eliminations for transactions between Zegna Segment and Thom Browne Segment, and other minor business belonging to the Zegna Segment

Ermenegildo Zegna Group

47

CONFIDENTIAL

ZEGNA GROUP

CORE NET FINANCIAL INDEBTEDNESS[1]


• includes impact of one-off cash outflows such as: €43m purchase price and related charges for the acquisition of 50% of the New Bond Street (London) building, €6m cash contribution to Agnona and €32m related to the acquisition of a 5% stake in Thom Browne – totalling €81m
• including €11m impact from acquisitions announced in 2021[2]
• total impact of one-off cash outflows of €92m
84
73[3]
32
18
10
2018A
2019A
2020A
2021E

Core IFRS16 lease liabilities	2018A	2019A	2020A
	556	546	443

Sources: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan
Notes: See Glossary for relevant definitions
1. Computed as (+) debt items (-) cash items; see Glossary for additional details
2. Ubertino's 60% stake acquisition and Biagioli's 40% stake acquisition, announced in June 2021
3. Does not include the €9.6m cash-out related to the purchase of an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. to be paid by the end of 2021

Ermenegildo Zegna Group
48

ZEGNA GROUP 1 CORE ADJ. OPERATING CASH FLOW (MANAGEMENT ESTIMATES) 81 64 4 2018A 2019A 2020A Core net cash flows from 256 239 136 2 operating activities Core operating capex (57) (57) (33) Core payment of lease liabilities (117) (118) (98) Source: Company information and estimates Notes: See Glossary for relevant definitions 49 1. Management estimates quantify the cash impact of the disposition 2. Excluding income taxes paid and interest paid CONFIDENTIALZEGNA GROUP 1 CORE ADJ. OPERATING CASH FLOW (MANAGEMENT ESTIMATES) 81 64 4 2018A 2019A 2020A Core net cash flows from 256 239 136 2 operating activities Core operating capex (57) (57) (33) Core payment of lease liabilities (117) (118) (98) Source: Company information and estimates Notes: See Glossary for relevant definitions 49 1. Management estimates quantify the cash impact of the disposition 2. Excluding income taxes paid and interest paid CONFIDENTIAL

GLOSSARY METRIC DEFINITION The “core” measures included in this presentation are unaudited. Such measures exclude certain businesses of the Company that are expected to be divested (by way of one or more demergers or other transfers) prior to the consummation of the Transaction (such divestitures, collectively, the “Disposition”). The Disposition concerns (i) the Company’s real estate business (consisting of the Company’s subsidiary E.Z. Real Estate S.r.l., which directly or indirectly holds substantially all of the Company’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”), including part of Lanificio’s industrial building located in Valdilana and Lanificio’s hydroelectric plants), (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations, and (iii) its equity stake in Agnona S.r.l. (70% of which was divested in January 2021, and the remaining 30% of which is expected to be divested prior to the consummation of the Transaction). Core perimeter The prospective core measures included in this presentation exclude, in addition to the Disposition described above, the impact of the following transactions occurred after December 31, 2020 (unless otherwise indicated): (a) the purchase of a 60% equity interest in Tessitura Ubertino S.r.l., which was consummated on June 4, 2021; and (b) the purchase of a 40% equity interest in Filati Biagioli Modesto S.p.A. (which following consummation will be consolidated line by line in the Zegna consolidated financial statements), which was consummated on July 14, 2021. The word core associated with any non-IFRS measures has no other meaning but the one described above. Adjusted EBIT is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, including donations granted during COVID-19 pandemic, legal Adjusted EBIT expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance indemnities and provision for severance expenses, impairment losses on held for sale assets and gains on disposal of property plant and equipment. Adjusted EBITDA is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), depreciation, amortization, result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, including donations Adjusted EBITDA granted during COVID-19 pandemic, legal expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance indemnities and provision for severance expenses, impairment losses on held for sale assets and gains on disposal of property plant and equipment. Net Financial Net Financial Indebtedness is defined as the sum of financial borrowings (current and non-current), derivative financial instruments and bonds and loans (recorded within other non-current financial liabilities in the consolidated Indebtedness statement of financial position), net of cash and cash equivalents, derivative financial instruments and other current financial assets. The Directors and Management of the Group use segmentation to understand and evaluate operating performance and trends of our business: the relevant business segments are the Zegna Segment and the Thom Browne Segment. Business We monitor Revenues and Adjusted EBIT for each Segment. The Revenues of each Segment may include intercompany revenues vs the other Segment. Segment The Zegna Segment includes Zegna Branded Products, Textile and Strategic Alliances, accounting adjustments and others. The Thom Browne Segment includes the Thom Browne business. Operating capex is defined as sum of cash flows relating to (Payments)/Proceeds from Disposal of property plant and equipment, intangible assets and investment property. It does not include (Payments)/Proceeds from Disposal of Operating capex right of use assets. Adjusted Operating Cash Flow is defined as: Adjusted (a) Net cash flows from operating activities, excluding income taxes paid and interest paid Operating Cash (b) (Payments)/Proceeds from Disposal of property plant and equipment, intangible assets and investment property Flow (c) Payment of lease liabilities. 50 CONFIDENTIALGLOSSARY METRIC DEFINITION The “core” measures included in this presentation are unaudited. Such measures exclude certain businesses of the Company that are expected to be divested (by way of one or more demergers or other transfers) prior to the consummation of the Transaction (such divestitures, collectively, the “Disposition”). The Disposition concerns (i) the Company’s real estate business (consisting of the Company’s subsidiary E.Z. Real Estate S.r.l., which directly or indirectly holds substantially all of the Company’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”), including part of Lanificio’s industrial building located in Valdilana and Lanificio’s hydroelectric plants), (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations, and (iii) its equity stake in Agnona S.r.l. (70% of which was divested in January 2021, and the remaining 30% of which is expected to be divested prior to the consummation of the Transaction). Core perimeter The prospective core measures included in this presentation exclude, in addition to the Disposition described above, the impact of the following transactions occurred after December 31, 2020 (unless otherwise indicated): (a) the purchase of a 60% equity interest in Tessitura Ubertino S.r.l., which was consummated on June 4, 2021; and (b) the purchase of a 40% equity interest in Filati Biagioli Modesto S.p.A. (which following consummation will be consolidated line by line in the Zegna consolidated financial statements), which was consummated on July 14, 2021. The word core associated with any non-IFRS measures has no other meaning but the one described above. Adjusted EBIT is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, including donations granted during COVID-19 pandemic, legal Adjusted EBIT expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance indemnities and provision for severance expenses, impairment losses on held for sale assets and gains on disposal of property plant and equipment. Adjusted EBITDA is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), depreciation, amortization, result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, including donations Adjusted EBITDA granted during COVID-19 pandemic, legal expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance indemnities and provision for severance expenses, impairment losses on held for sale assets and gains on disposal of property plant and equipment. Net Financial Net Financial Indebtedness is defined as the sum of financial borrowings (current and non-current), derivative financial instruments and bonds and loans (recorded within other non-current financial liabilities in the consolidated Indebtedness statement of financial position), net of cash and cash equivalents, derivative financial instruments and other current financial assets. The Directors and Management of the Group use segmentation to understand and evaluate operating performance and trends of our business: the relevant business segments are the Zegna Segment and the Thom Browne Segment. Business We monitor Revenues and Adjusted EBIT for each Segment. The Revenues of each Segment may include intercompany revenues vs the other Segment. Segment The Zegna Segment includes Zegna Branded Products, Textile and Strategic Alliances, accounting adjustments and others. The Thom Browne Segment includes the Thom Browne business. Operating capex is defined as sum of cash flows relating to (Payments)/Proceeds from Disposal of property plant and equipment, intangible assets and investment property. It does not include (Payments)/Proceeds from Disposal of Operating capex right of use assets. Adjusted Operating Cash Flow is defined as: Adjusted (a) Net cash flows from operating activities, excluding income taxes paid and interest paid Operating Cash (b) (Payments)/Proceeds from Disposal of property plant and equipment, intangible assets and investment property Flow (c) Payment of lease liabilities. 50 CONFIDENTIAL

CONFIDENTIAL

SUMMARY NON-IFRS CORE FINANCIALS (1/2)

Key income statement items (€m)

€m	2018A[1]	2019A	2020A	2021E	2022E	2023E
Zegna Segment core revenues	1,153	1,150	834	985	1,082	1,179
Thom Browne Segment revenues	19	161	180	230	268	306
Eliminations between Segments	(0)	(6)	(8)	(8)	(8)	(9)
Core revenues	**1,173**	**1,306**	**1,005**	**1,207**	**1,342**	**1,476**
Core Adj. EBITDA	**262**	**282**	**193**	**264**	**312**	**354**
Zegna Segment Core Adj. EBIT	108	97	(5)	80	96	119
Thom Browne Segment Adj. EBIT	1	16	29	31	46	55
Core Adj. EBIT	**109**	**112**	**24**	**111**	**142**	**173**

Source: Company information and Management estimates as of Jun-21 for 2021E-2023E Zegna business plan
Notes: See Glossary for relevant definitions
1. Reported figures include 1 month contribution from Thom Browne in 2018, given it was consolidated in Zegna Group financials starting 30-Nov-18

Ermenegildo Zegna Group
51

CONFIDENTIAL

SUMMARY NON-IFRS CORE FINANCIALS (2/2)

Key balance sheet and cash flow items (€m)

€m	2018A	2019A	2020A
Core Net Financial Indebtedness[1]	10	18	32
Core IFRS16 lease liabilities	556	546	443
Core inventories	310	308	320
Core trade receivables	164	178	140
Core trade payables and customer advances	(226)	(226)	(183)
Core Trade Working Capital (TWC)	247	260	277
Core net cash flows operating activities[2]	256	239	136
Core operating capex	(57)	(57)	(33)
Core payment of lease liabilities	(117)	(118)	(98)
Core Adjusted Operating Cash Flow	81	64	4

Ermenegildo Zegna Group

Source: Company information
Note: See Glossary for relevant definitions
1. Computed as (+) debt items (-) cash items
2. Excluding income taxes paid and interest paid

52

IFRS RECONCILIATIONS (1/6) Core revenues reconciliation (€m) €m 2018A 2019A 2020A Zegna Segment Core revenues 1,153 1,150 834 Thom Browne Segment revenues 19 161 180 Eliminations between Segments (0) (6) (8) Core revenues 1,173 1,306 1,005 10 16 10 Disposition reversal Revenues (IFRS) 1,183 1,321 1,015 Source: Company information Note: See Glossary for relevant definitions 53 CONFIDENTIALIFRS RECONCILIATIONS (1/6) Core revenues reconciliation (€m) €m 2018A 2019A 2020A Zegna Segment Core revenues 1,153 1,150 834 Thom Browne Segment revenues 19 161 180 Eliminations between Segments (0) (6) (8) Core revenues 1,173 1,306 1,005 10 16 10 Disposition reversal Revenues (IFRS) 1,183 1,321 1,015 Source: Company information Note: See Glossary for relevant definitions 53 CONFIDENTIAL

IFRS RECONCILIATIONS (2/6) Core Adj. EBIT reconciliation (€m) €m 2018A 2019A 2020A Zegna Segment Core Adj. EBIT 108 97 (5) Thom Browne Segment Adj. Ebit 1 16 29 Core Adj. EBIT 109 112 24 Disposition Reversal (3) (5) (4) Adj. EBIT 105 107 20 1 Adjustments / Reconciling Items (10) (19) (43) Operating profit (IFRS) 95 89 (23) Financial income 23 22 34 Financial expenses (45) (37) (48) Exchange losses/(gains) 1 (2) 13 Income/(loss) from joint ventures and investments (1) (2) (4) Impairment of equity investments (3) 0 (5) Income taxes (29) (44) (15) Profit / (loss) for the year (IFRS) 41 25 (47) Source: Company information Notes: See Glossary for relevant definitions 54 1. Including donations granted during the COVID-19 pandemic, legal expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance indemnities and provision for severance expenses, impairment losses on held for sale assets and gains on disposal of property plant and equipment CONFIDENTIAL

CONFIDENTIAL

IFRS RECONCILIATIONS (3/6)

Core Adj. EBITDA reconciliation (€m)

€m	2018A	2019A	2020A
Core Adj. EBITDA	**262**	**282**	**193**
Disposition reversal	(2)	(7)	(7)
Adj. EBITDA	260	275	186
Depreciation and amortization	(154)	(168)	(166)
Adjustments / Reconciling Items[1]	(10)	(19)	(43)
Operating profit (IFRS)	95	89	(23)
Financial income	23	22	34
Financial expenses	(45)	(37)	(48)
Exchange losses/(gains)	1	(2)	13
Income/(loss) from joint ventures and investments	(1)	(2)	(4)
Impairment of equity investments	(3)	0	(5)
Income taxes	(29)	(44)	(15)
Profit / (loss) for the year (IFRS)	41	25	(47)

Source: Company information

Notes: See Glossary for relevant definitions

1. Including donations granted during the COVID-19 pandemic, legal expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance indemnities and provision for severance expenses, impairment losses on held for sale assets and gains on disposal of property plant and equipment

Ermenegildo Zegna Group

55

CONFIDENTIAL

IFRS RECONCILIATIONS (4/6)

Key balance sheet items reconciliation (€m)

€m	2018A	2019A	2020A
Core Net Financial Indebtedness[1]	**10**	**18**	**32**
Disposition reversal	(26)	(28)	(25)
Net Financial Indebtedness	(16)	(10)	7
Core IFRS16 lease liabilities	**556**	**546**	**443**
Disposition reversal	(8)	(38)	(35)
IFRS16 lease liabilities (IFRS)	548	508	408
Core Trade Working Capital (TWC)	**247**	**260**	**277**
Disposition reversal	0	7	(5)
Trade Working Capital (TWC)	247	267	272
Inventories	314	315	321
Trade receivables	162	178	139
Trade liabilities and customer advances	(229)	(226)	(188)

Ermenegildo Zegna Group

Source: Company information
Notes: See Glossary for relevant definitions
1. Computed as (+) debt items (-) cash items; see Glossary for additional details

56

CONFIDENTIAL

IFRS RECONCILIATIONS (5/6)

Key balance sheet items reconciliation – focus on Core Net Financial Indebtedness (€m)

€m	2018A	2019A	2020A
Non current borrowings	620	514	559
Current borrowings	143	106	106
Derivative financial instruments	12	14	13
Other non current financial liabilities (Bonds and other)	7	8	8
Total borrowings, other financial liabilities and derivatives	782	642	686
Cash and cash equivalents	(218)	(211)	(317)
Derivative financial instruments	(1)	(6)	(12)
Other current financial assets	(579)	(435)	(350)
Total cash and cash equivalents, other current financial assets and derivatives	(799)	(652)	(679)
Net Financial Indebtedness[1]	(16)	(10)	7
Disposition impact	26	28	25
Core Net Financial Indebtedness	**10**	**18**	**32**

Ermenegildo Zegna Group

Source: Company information
Notes: See Glossary for relevant definitions
1. Computed as (+) debt items (-) cash items; see Glossary for additional details

57

CONFIDENTIAL

IFRS RECONCILIATIONS (6/6)

Key cash flow items reconciliation (€m)

€m	2018A	2019A	2020A
Net cash flows from operating activities	193	174	71
Cash-out of interest add-back	20	27	21
Cash-out of income taxes add-back	33	31	36
Net cash flows from operating activities, excluding income taxes paid and interest paid	246	232	128
Disposition impact	10	7	7
Core Net cash flows from operating activities, excluding income taxes paid and interest paid	**256**	**239**	**136**
(Payments)/Proceeds from Disposal of property plant and equipment	(15)	(46)	(27)
(Payments)/Proceeds from Disposal of intangible assets	(11)	(13)	(12)
(Payments)/Proceeds from Disposal of investment property	0	(0)	0
Operating Capex	(26)	(60)	(38)
Disposition impact	(31)	2	5
Core Operating Capex	**(57)**	**(57)**	**(33)**
Payment of lease liabilities (IFRS)	(113)	(110)	(91)
Disposition impact	(4)	(7)	(7)
Core payment of lease liabilities	**(117)**	**(118)**	**(98)**
Adjusted Operating Cash Flow[1]	106	62	(0)
Disposition impact	(25)	2	5
Core Adjusted Operating Cash Flow	**81**	**64**	**4**

Source: Company information
Notes: See Glossary for relevant definitions
1. Adjusted Operating Cash Flow includes net cash flows from operating activities, excluding income taxes paid and interest paid, (payments)/proceeds from disposal of property plant and equipment, intangible assets and investment property, and payment of lease liabilities

Ermenegildo Zegna Group
58

DOS NETWORK EVOLUTION 1 2 2 Zegna Branded Products (# DOS ) Thom Browne (# DOS ) at year end at year end 6 (1) 7 244 [ ] (6) 238 5 68 3 46 39 3 9 19 9 65 71 38 16 4 45 46 6 13 34 88 82 15 2020A Greater Rest of EMEA Americas 2023E 2020A Greater Rest of EMEA Americas 2023E China APAC China APAC Greater China Rest of APAC EMEA Americas Source: Company information and Management estimates as of Jun-21 for 2023E Zegna business plan Notes: Core number of DOS excludes 17 Korea stores, which were converted to franchising in Jan-21 59 1. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties 2. Includes full price points of sale and outlets CONFIDENTIAL

CONFIDENTIAL

INVESTINDUSTRIAL ACQUISITION CORP. OVERVIEW

Team Overview

	Advisory Board	Investindustrial Acquisition Corp. Leadership	
	 Antonio Gatti	 Sergio P. Ermotti	 Roberto Ardagna
Investindustrial role / since	Managing Principal Lugano 2019	-	Managing Principal London 2010
SPAC Role	Advisor	Chairman	CEO and Director
Selected Experience	Goldman Sachs	UBS Merrill Lynch UniCredit	The Carlyle Group

Investindustrial Overview

European leader with strong presence in Southern Europe

- Founded in 1990 with backing from an industrial conglomerate, active since the late 20th century (Bonomi family)
- €11bn of raised fund capital
- Consistent performance with 2x+ gross return in each fund
- Established regional track record with 67 portfolio companies since inception of which 48 realised and partially realised

Global capabilities to support growth and internationalization

- Large team: more than 140 professionals including 76 investment professionals across 7 offices and 3 continents
- Dedicated business development teams in New York, London and Shanghai to support international expansion strategies

Long-term, industrially-driven approach

- Complex sourcing of quality companies based on proprietary networks in sectors of expertise
- Active support to accelerate growth and profitability through internationalization, industrial repositioning and/or sector-driven build-ups
- Deep knowledge of roll-outs and transformational add-ons

Ermenegildo Zegna Group

60

RISK FACTORS All references to Zegna refer to the business of Ermenegildo Zegna Holditalia S.p.A. and its consolidated subsidiaries. The risks presented below are certain of the general risks related to the business of Zegna and to the contemplated business combination and such list is not exhaustive. The list below is qualified in its entirety by disclosures contained in the Registration Statement on Form F-4 filed by Zegna with the SEC on August 28, 2021 (which Registration Statement has not yet been declared effective by the SEC), and any future documents filed or furnished by Zegna and Investindustrial Acquisition Corp. ( IIAC ) with the United States Securities and Exchange Commission ( SEC ), including the documents filed or furnished in connection with the proposed transactions between Zegna and IIAC. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of Zegna and IIAC and the proposed transactions between Zegna and IIAC, and may differ significantly from and be more extensive than those presented below. The risks described below are not the only ones that Zegna faces. Additional risks that Zegna currently does not know about or that it currently believes to be immaterial may also impair Zegna’s business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making an investment in Zegna or IIAC. • Zegna’s business is highly dependent on the recognition, integrity and reputation of its brands. • Zegna’s success depends on its ability to anticipate trends and to identify and respond to new and changing consumer preferences. • Zegna is subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect its business. • Zegna operates in many countries around the world and, accordingly, is exposed to various international business, regulatory, social and political risks. • Developments in Greater China and other growth and emerging markets may adversely affect Zegna’s business. • Failure to implement Zegna’s strategy could adversely affect its results of operations. • Zegna depends on its manufacturing and logistics facilities, which are subject to disruption. • Zegna is subject to certain risks related to the sale of its products through our retail channel and its directly operated stores. • In the wholesale channel, Zegna is subject to certain risks arising from points of sale operated by third parties, and it is dependent on its joint venture partners and franchisees to sell its products in certain markets. • Fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in Zegna’s products could cause it to incur increased costs, disrupt its manufacturing processes or prevent or delay Zegna from meeting customers’ demands. • Zegna could be adversely affected if it is unable to negotiate, maintain or renew its license agreements and strategic alliances. • Zegna’s business is dependent on tourist traffic and demand. • Zegna’s business success is dependent on certain key personnel. • Zegna is dependent on highly specialized craftsmanship and craftsmanship skills. • Zegna is dependent on the protection of its intellectual property rights. • A disruption in Zegna’s information technology, including as a result of cybercrimes, could compromise confidential and sensitive information. • Zegna is subject to certain risks related to related party transactions. • Zegna is exposed to currency related risks and credit risk. • The markets in which Zegna operates are highly competitive. • Global economic conditions and macro events may adversely affect Zegna. • Zegna is subject to legal and regulatory risk. • Changes in tax, tariff or fiscal policies could adversely affect demand for Zegna’s products. • Changes to taxation or the interpretation or application of tax laws could have an adverse impact on Zegna’s results of operations and financial condition. • Zegna currently benefits or seeks to benefit from certain special tax regimes, which may not be available in the future. • Zegna’s management team has limited experience managing a public company. • IIAC’s founders, directors, officers, advisors and their affiliates may elect to purchase IIAC Class A ordinary shares or IIAC warrants from public shareholders, which may influence the vote on the business combination and reduce the public “float” of IIAC’s Class A ordinary shares. • The ability of IIAC’s shareholders to exercise redemption rights with respect to a large number of outstanding IIAC Class A ordinary shares could increase the probability that the business combination would not occur. • The parties may be unable to successfully or timely consummate the business combination. • Prior to the closing of the business combination, uncertainties about the transaction may cause a loss of key management personnel and other key employees. • Prior to the closing of the business combination, uncertainties about the transaction may cause third parties to delay or defer decisions concerning Zegna or seek to change existing arrangements. • The parties expect to incur significant transaction costs in connection with the business combination. • Fluctuations in foreign currency exchange rates could result in currency transaction losses that negatively impact Zegna’s financial result and the anticipated transaction uses and sources. 61 CONFIDENTIALRISK FACTORS All references to Zegna refer to the business of Ermenegildo Zegna Holditalia S.p.A. and its consolidated subsidiaries. The risks presented below are certain of the general risks related to the business of Zegna and to the contemplated business combination and such list is not exhaustive. The list below is qualified in its entirety by disclosures contained in the Registration Statement on Form F-4 filed by Zegna with the SEC on August 28, 2021 (which Registration Statement has not yet been declared effective by the SEC), and any future documents filed or furnished by Zegna and Investindustrial Acquisition Corp. ( IIAC ) with the United States Securities and Exchange Commission ( SEC ), including the documents filed or furnished in connection with the proposed transactions between Zegna and IIAC. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of Zegna and IIAC and the proposed transactions between Zegna and IIAC, and may differ significantly from and be more extensive than those presented below. The risks described below are not the only ones that Zegna faces. Additional risks that Zegna currently does not know about or that it currently believes to be immaterial may also impair Zegna’s business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making an investment in Zegna or IIAC. • Zegna’s business is highly dependent on the recognition, integrity and reputation of its brands. • Zegna’s success depends on its ability to anticipate trends and to identify and respond to new and changing consumer preferences. • Zegna is subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect its business. • Zegna operates in many countries around the world and, accordingly, is exposed to various international business, regulatory, social and political risks. • Developments in Greater China and other growth and emerging markets may adversely affect Zegna’s business. • Failure to implement Zegna’s strategy could adversely affect its results of operations. • Zegna depends on its manufacturing and logistics facilities, which are subject to disruption. • Zegna is subject to certain risks related to the sale of its products through our retail channel and its directly operated stores. • In the wholesale channel, Zegna is subject to certain risks arising from points of sale operated by third parties, and it is dependent on its joint venture partners and franchisees to sell its products in certain markets. • Fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in Zegna’s products could cause it to incur increased costs, disrupt its manufacturing processes or prevent or delay Zegna from meeting customers’ demands. • Zegna could be adversely affected if it is unable to negotiate, maintain or renew its license agreements and strategic alliances. • Zegna’s business is dependent on tourist traffic and demand. • Zegna’s business success is dependent on certain key personnel. • Zegna is dependent on highly specialized craftsmanship and craftsmanship skills. • Zegna is dependent on the protection of its intellectual property rights. • A disruption in Zegna’s information technology, including as a result of cybercrimes, could compromise confidential and sensitive information. • Zegna is subject to certain risks related to related party transactions. • Zegna is exposed to currency related risks and credit risk. • The markets in which Zegna operates are highly competitive. • Global economic conditions and macro events may adversely affect Zegna. • Zegna is subject to legal and regulatory risk. • Changes in tax, tariff or fiscal policies could adversely affect demand for Zegna’s products. • Changes to taxation or the interpretation or application of tax laws could have an adverse impact on Zegna’s results of operations and financial condition. • Zegna currently benefits or seeks to benefit from certain special tax regimes, which may not be available in the future. • Zegna’s management team has limited experience managing a public company. • IIAC’s founders, directors, officers, advisors and their affiliates may elect to purchase IIAC Class A ordinary shares or IIAC warrants from public shareholders, which may influence the vote on the business combination and reduce the public “float” of IIAC’s Class A ordinary shares. • The ability of IIAC’s shareholders to exercise redemption rights with respect to a large number of outstanding IIAC Class A ordinary shares could increase the probability that the business combination would not occur. • The parties may be unable to successfully or timely consummate the business combination. • Prior to the closing of the business combination, uncertainties about the transaction may cause a loss of key management personnel and other key employees. • Prior to the closing of the business combination, uncertainties about the transaction may cause third parties to delay or defer decisions concerning Zegna or seek to change existing arrangements. • The parties expect to incur significant transaction costs in connection with the business combination. • Fluctuations in foreign currency exchange rates could result in currency transaction losses that negatively impact Zegna’s financial result and the anticipated transaction uses and sources. 61 CONFIDENTIAL

DISCLAIMER (1/2) Confidentiality and Disclosures This presentation (the “Presentation”) is provided for information purposes only and has been prepared in connection with a possible business combination (a “Transaction”) involving Ermenegildo Zegna Holditalia S.p.A. (the “Company”) and a special purpose acquisition company, Investindustrial Acquisition Corp. (the “SPAC”). The Presentation is being provided to you on a confidential basis and solely in your capacity as a potential investor in connection with a Transaction. The Presentation may not be reproduced or redistributed, in whole or in part. The information in the Presentation and any oral statements made in connection with the Presentation do not constitute or form part of (i) any advertisement or marketing materials, any offer to sell or issue or invitation to purchase or subscribe for, or any solicitation of any offer to purchase or subscribe for, any securities, nor (ii) a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with a Transaction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. The Presentation, any part of it or the fact of its distribution do not form the basis of, nor may be relied upon in connection with, any contract or investment decision. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The Presentation is only directed at and being communicated to (A) persons in Member States of the European Economic Area who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129; and (B) persons in the United Kingdom who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 who are also persons (i) having professional experience in matters relating to investments so as to qualify them as “investment professionals” under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) falling within Article 49(2)(a) to (d) of the Order; and/or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (A), (B) and (C) together being “Relevant Persons”). The Presentation must not be provided to persons who are not Relevant Persons. Any investment activity to which the Presentation relates will only be available to Relevant Persons. Nothing in the Presentation constitutes investment, tax or legal advice or a recommendation regarding any securities. If you have received the Presentation and you are not a Relevant Person you must return it immediately to the Company. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment and analysis of an investment in the Company, the SPAC, and the Transaction contemplated in the Presentation. Use of Data To the extent available, the industry, market and competitive position data in the Presentation has come from official or third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. Further, no representation is made as to the reasonableness of the assumptions made by the third-party sources. While the Company reasonably believes that each of these publications, studies and surveys has been prepared by a reputable source, the Company has not independently verified the data contained therein. In addition, certain of the industry, market and competitive position data contained in the Presentation has come from the Company’s own internal research and estimates based on the knowledge and experience of the Company’s management in the markets in which the Company operates. Such research and estimates, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change. The Presentation is provided as of its date, is for informational purposes only, is subject to material change and is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in connection with a Transaction, and neither the Company nor the SPAC intend, and do not assume any obligation or duty, to update the Presentation at a later date. None of the Company, the SPAC, their affiliates, or their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, fullness, accuracy or completeness of the Presentation (or whether any information contains errors or has been omitted or misstated, whether as a result of negligence or otherwise) or any other information relating to the Company or the SPAC or their respective affiliates, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of the Presentation or its contents or otherwise arising in connection therewith. Certain amounts that appear in this presentation may not sum due to rounding. Use of Projections This presentation contains financial projections and certain “forward-looking statements” regarding the Company’s business strategies, market potential, future financial performance and other matters. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements and any such projections, growth targets, statements and information reflect various estimates and assumptions concerning anticipated results. Forward-looking statements include statements regarding our future financial position and performance, business strategy, budgets, projected costs, plans, synergies and objectives of management for future operations. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” “pro forma,” “estimated,” “forecasted,” “projection” and similar expressions used in connection with any discussion of future operating or financial performance identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. No representations or warranties are made by the Company, the SPAC or any of their respective affiliates or representatives as to the accuracy of any such projections, statements and information. It is understood and agreed that any such projections, targets, statements and information are made as of their respective date, are not to be viewed as facts and are subject to significant business, financial, economic, operating, competitive and other risks, uncertainties and contingencies many of which are beyond the Company’s control, that no assurance can be given that any particular financial projections ranges, or targets will be realized, that actual results may differ from projected results and that such differences may be material. These factors, risks and uncertainties include, but are not limited to, the risk factors listed elsewhere in this appendix. Other unknown or unpredictable factors or factors currently considered immaterial also could have an adverse effect on our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements are based on management’s expectations and beliefs about future events based on information available to them as of the date each such forward-looking statements is made. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, the Company and the SPAC, and their respective affiliates and representatives are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of any such changes, new information, subsequent events or otherwise. 62 CONFIDENTIALDISCLAIMER (1/2) Confidentiality and Disclosures This presentation (the “Presentation”) is provided for information purposes only and has been prepared in connection with a possible business combination (a “Transaction”) involving Ermenegildo Zegna Holditalia S.p.A. (the “Company”) and a special purpose acquisition company, Investindustrial Acquisition Corp. (the “SPAC”). The Presentation is being provided to you on a confidential basis and solely in your capacity as a potential investor in connection with a Transaction. The Presentation may not be reproduced or redistributed, in whole or in part. The information in the Presentation and any oral statements made in connection with the Presentation do not constitute or form part of (i) any advertisement or marketing materials, any offer to sell or issue or invitation to purchase or subscribe for, or any solicitation of any offer to purchase or subscribe for, any securities, nor (ii) a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with a Transaction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. The Presentation, any part of it or the fact of its distribution do not form the basis of, nor may be relied upon in connection with, any contract or investment decision. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The Presentation is only directed at and being communicated to (A) persons in Member States of the European Economic Area who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129; and (B) persons in the United Kingdom who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 who are also persons (i) having professional experience in matters relating to investments so as to qualify them as “investment professionals” under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) falling within Article 49(2)(a) to (d) of the Order; and/or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (A), (B) and (C) together being “Relevant Persons”). The Presentation must not be provided to persons who are not Relevant Persons. Any investment activity to which the Presentation relates will only be available to Relevant Persons. Nothing in the Presentation constitutes investment, tax or legal advice or a recommendation regarding any securities. If you have received the Presentation and you are not a Relevant Person you must return it immediately to the Company. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment and analysis of an investment in the Company, the SPAC, and the Transaction contemplated in the Presentation. Use of Data To the extent available, the industry, market and competitive position data in the Presentation has come from official or third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. Further, no representation is made as to the reasonableness of the assumptions made by the third-party sources. While the Company reasonably believes that each of these publications, studies and surveys has been prepared by a reputable source, the Company has not independently verified the data contained therein. In addition, certain of the industry, market and competitive position data contained in the Presentation has come from the Company’s own internal research and estimates based on the knowledge and experience of the Company’s management in the markets in which the Company operates. Such research and estimates, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change. The Presentation is provided as of its date, is for informational purposes only, is subject to material change and is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in connection with a Transaction, and neither the Company nor the SPAC intend, and do not assume any obligation or duty, to update the Presentation at a later date. None of the Company, the SPAC, their affiliates, or their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, fullness, accuracy or completeness of the Presentation (or whether any information contains errors or has been omitted or misstated, whether as a result of negligence or otherwise) or any other information relating to the Company or the SPAC or their respective affiliates, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of the Presentation or its contents or otherwise arising in connection therewith. Certain amounts that appear in this presentation may not sum due to rounding. Use of Projections This presentation contains financial projections and certain “forward-looking statements” regarding the Company’s business strategies, market potential, future financial performance and other matters. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements and any such projections, growth targets, statements and information reflect various estimates and assumptions concerning anticipated results. Forward-looking statements include statements regarding our future financial position and performance, business strategy, budgets, projected costs, plans, synergies and objectives of management for future operations. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” “pro forma,” “estimated,” “forecasted,” “projection” and similar expressions used in connection with any discussion of future operating or financial performance identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. No representations or warranties are made by the Company, the SPAC or any of their respective affiliates or representatives as to the accuracy of any such projections, statements and information. It is understood and agreed that any such projections, targets, statements and information are made as of their respective date, are not to be viewed as facts and are subject to significant business, financial, economic, operating, competitive and other risks, uncertainties and contingencies many of which are beyond the Company’s control, that no assurance can be given that any particular financial projections ranges, or targets will be realized, that actual results may differ from projected results and that such differences may be material. These factors, risks and uncertainties include, but are not limited to, the risk factors listed elsewhere in this appendix. Other unknown or unpredictable factors or factors currently considered immaterial also could have an adverse effect on our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements are based on management’s expectations and beliefs about future events based on information available to them as of the date each such forward-looking statements is made. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, the Company and the SPAC, and their respective affiliates and representatives are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of any such changes, new information, subsequent events or otherwise. 62 CONFIDENTIAL

DISCLAIMER (2/2) Non IFRS Financial Measures The document includes certain non-IFRS financial measures (including on a forward-looking basis), such as Adjusted EBIT, Adjusted EBITDA, Net Financial Indebtedness, Operating Capex and Adjusted Operating Cash Flow. These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. The SPAC and Company believe that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about the Company. The Company’s management uses forward-looking non-IFRS measures to evaluate the Company’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the Company’s financial statements. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, the Company’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Unaudited Core Financial Information This presentation contains certain unaudited historical and prospective financial measures referred to as “core” measures (“the Unaudited Core Financial Information”), which exclude certain businesses of the Company that are expected to be divested (by way of one or more demergers or other transfers) prior to the consummation of the Transaction (such divestitures, collectively, the “Divestment”). The Divestment concerns (i) the Company’s real estate business (consisting of the Company’s subsidiary E.Z. Real Estate S.r.l., which directly or indirectly holds substantially all of the Company’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”), including part of Lanificio’s industrial building located in Valdilana and Lanificio’s hydroelectric plants), (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations, and (iii) its equity stake in Agnona S.r.l. (70% of which was divested in January 2021, and the remaining 30% of which is expected to be divested prior to the consummation of the Transaction). The prospective Unaudited Core Financial Information included in this presentation excludes, in addition to the Divestment described above, the impact of the following transactions occurred after December 31, 2020 (unless otherwise indicated): (a) the purchase of a 60% equity interest in Tessitura Ubertino S.r.l., which was consummated on June 4, 2021; and (b) the purchase of a 40% equity interest in Filati Biagioli Modesto S.p.A. (which following consummation will be consolidated line by line in the Zegna consolidated financial statements), was consummated on July 14, 2021 The word “core” associated with any non-IFRS measures has no other meaning but the one described above. The Unaudited Core Financial Information has been prepared solely for the purpose of illustrating the effects on a hypothetical basis of the Divestment on the Company’s consolidated income statement and consolidated statement of financial position, as if the Divestment had occurred on December 31, 2017. The Unaudited Core Financial Information does not constitute, nor should it in any way be construed as, pro forma financial information within the meaning set forth under Regulation S-X under the Securities Act. In light of the foregoing, in reviewing the Unaudited Core Financial Information it is necessary to consider that the actual impact of the Divestment on the Company’s consolidated results of operations and financial position in future periods may differ, also significantly, from the impact presented in the Unaudited Core Financial Information. Restated Financial Information This Presentation contains financial information for the Company as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Such financial information has been restated as discussed in Note 43 to the Zegna audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020 included in the Registration Statement on Form F-4 which was filed by Zegna with the SEC on August 28, 2021. Trademarks The Company owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of is business. This presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in the Presentation is not intended to, and does not imply, a relationship with the Company, or an endorsement or sponsorship by or of the Company. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. By accepting this document and/or attending any presentation relating thereto, you will be deemed to have represented, warranted and undertaken that: (i) you are a Relevant Person (as defined above); and (ii) you have read and agree to fully comply with and accept the contents of this disclaimer notice. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Additional Information; Participants in the Solicitation If a Transaction is pursued, the SPAC will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the SEC. Stockholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC if and when they become available because they will contain important information about the SPAC, the Company and the contemplated business combination. A registration statement on Form F-4 in connection with the proposed business combination of Zegna and the SPAC was filed with the SEC on August 28, 2021 but has not yet been declared effective. Shareholders of the SPAC will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about the SPAC, the Company and the contemplated business combination, without charge, at the SEC’s website located at www.SEC.gov. The SPAC and the Company and their respective directors, executive officers and other members of management, and employees may be deemed to be participants in the solicitation of proxies from the SPAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. This Presentation does not contain all the information that should be considered in connection with a Transaction. It is not intended to form any basis of any investment decision or any decision in respect to a Transaction. The definitive proxy statement will be mailed to shareholder as of a record date to be established for voting on the contemplated business combination if and when it becomes available. 63 CONFIDENTIALDISCLAIMER (2/2) Non IFRS Financial Measures The document includes certain non-IFRS financial measures (including on a forward-looking basis), such as Adjusted EBIT, Adjusted EBITDA, Net Financial Indebtedness, Operating Capex and Adjusted Operating Cash Flow. These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. The SPAC and Company believe that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about the Company. The Company’s management uses forward-looking non-IFRS measures to evaluate the Company’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the Company’s financial statements. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, the Company’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Unaudited Core Financial Information This presentation contains certain unaudited historical and prospective financial measures referred to as “core” measures (“the Unaudited Core Financial Information”), which exclude certain businesses of the Company that are expected to be divested (by way of one or more demergers or other transfers) prior to the consummation of the Transaction (such divestitures, collectively, the “Divestment”). The Divestment concerns (i) the Company’s real estate business (consisting of the Company’s subsidiary E.Z. Real Estate S.r.l., which directly or indirectly holds substantially all of the Company’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”), including part of Lanificio’s industrial building located in Valdilana and Lanificio’s hydroelectric plants), (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations, and (iii) its equity stake in Agnona S.r.l. (70% of which was divested in January 2021, and the remaining 30% of which is expected to be divested prior to the consummation of the Transaction). The prospective Unaudited Core Financial Information included in this presentation excludes, in addition to the Divestment described above, the impact of the following transactions occurred after December 31, 2020 (unless otherwise indicated): (a) the purchase of a 60% equity interest in Tessitura Ubertino S.r.l., which was consummated on June 4, 2021; and (b) the purchase of a 40% equity interest in Filati Biagioli Modesto S.p.A. (which following consummation will be consolidated line by line in the Zegna consolidated financial statements), was consummated on July 14, 2021 The word “core” associated with any non-IFRS measures has no other meaning but the one described above. The Unaudited Core Financial Information has been prepared solely for the purpose of illustrating the effects on a hypothetical basis of the Divestment on the Company’s consolidated income statement and consolidated statement of financial position, as if the Divestment had occurred on December 31, 2017. The Unaudited Core Financial Information does not constitute, nor should it in any way be construed as, pro forma financial information within the meaning set forth under Regulation S-X under the Securities Act. In light of the foregoing, in reviewing the Unaudited Core Financial Information it is necessary to consider that the actual impact of the Divestment on the Company’s consolidated results of operations and financial position in future periods may differ, also significantly, from the impact presented in the Unaudited Core Financial Information. Restated Financial Information This Presentation contains financial information for the Company as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Such financial information has been restated as discussed in Note 43 to the Zegna audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020 included in the Registration Statement on Form F-4 which was filed by Zegna with the SEC on August 28, 2021. Trademarks The Company owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of is business. This presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in the Presentation is not intended to, and does not imply, a relationship with the Company, or an endorsement or sponsorship by or of the Company. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. By accepting this document and/or attending any presentation relating thereto, you will be deemed to have represented, warranted and undertaken that: (i) you are a Relevant Person (as defined above); and (ii) you have read and agree to fully comply with and accept the contents of this disclaimer notice. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Additional Information; Participants in the Solicitation If a Transaction is pursued, the SPAC will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the SEC. Stockholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC if and when they become available because they will contain important information about the SPAC, the Company and the contemplated business combination. A registration statement on Form F-4 in connection with the proposed business combination of Zegna and the SPAC was filed with the SEC on August 28, 2021 but has not yet been declared effective. Shareholders of the SPAC will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about the SPAC, the Company and the contemplated business combination, without charge, at the SEC’s website located at www.SEC.gov. The SPAC and the Company and their respective directors, executive officers and other members of management, and employees may be deemed to be participants in the solicitation of proxies from the SPAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. This Presentation does not contain all the information that should be considered in connection with a Transaction. It is not intended to form any basis of any investment decision or any decision in respect to a Transaction. The definitive proxy statement will be mailed to shareholder as of a record date to be established for voting on the contemplated business combination if and when it becomes available. 63 CONFIDENTIAL